

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 6, 2007

Mr. Arthur B. Winkleblack
Executive Vice President and Chief Financial Officer
H. J. Heinz Company
600 Grant Street
Pittsburgh, Pennsylvania 15219

> **Re:** **H. J. Heinz Company**
> **Form 10-K for the Fiscal Year Ended May 3, 2006**
> **Filed June 20, 2006**
> **File No. 001-03385**

Dear Mr. Winkleblack:

      We have reviewed your Form 10-K for the fiscal year ended May 3, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended May 3, 2006

Management's Discussion and Analysis.., page 14

Fiscal Years Ended April 27, 2005 and April 28, 2004, page 22

1.   We note your disclosure regarding a fiscal 2005 trade spending charge of $34.1 million for your Italian infant nutrition business that relates to fiscal years 2001 to 2003. With regard to this charge, part of which you recognized in the second quarter of fiscal 2005 and part in the fourth quarter, please tell us:

(a) When, by whom, and under what circumstances the under-accruals were detected.

(b) Whether the $34.1 million charged in fiscal 2005 represents the entire charge related to this matter. In this regard, we note disclosure in your Form 10-K for fiscal 2004 where you discuss declines in European earnings due to "a reduction in promotional support and trade inventories in advance of a major restage of the Italian infant feeding business in Fiscal 2005." Please explain to us further the nature of these 2004 declines and tell us whether they relate to the $34.1 million charge recognized in 2005. If they do relate, please provide to us additional detail.

Off-Balance Sheet Arrangements and Other Commitments, page 27

2.   You state that you do not have material financial guarantees or other contractual commitments that are reasonably likely to adversely affect liquidity. Amend your filing to expand your disclosure to include all off-balance sheet arrangements, as defined at Regulation S-K, Item 303(a)(4)(ii). Also expand your disclosure to indicate whether these off-balance sheet arrangements have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, capital expenditures or capital resources that is material to investors. We note that you have limited your disclosure to address only liquidity.

Statements of Cash Flows, page 44

3.   Please revise your statements of cash flows to include cash provided by discontinued operations as a component of operating, investing or financial activities, as appropriate. We note that you have presented cash provided by operating activities of discontinued operations as a separate line item after financing activities. Alternatively, you may revise your presentation to show cash flows from discontinued operations separately for each category (operating, investing, financing) after financing activities. Your current presentation is not supported by SFAS 95. The liquidity section of your management's discussion and analysis should discuss how cash flows from discontinued operations are reported in your statements of cash flows and, if not evident on the face of the statements of cash flows, should quantify the amount of cash provided by or used for discontinued operations for operating, investing and financing activities. For further guidance on restating the statements of cash flows refer to AICPA CPCAF Alert 98: Update to SEC Staff Position Regarding Changes to the Statement of Cash Flows Relating to Discontinued Operations (Addendum to CPCAF Alert 90).

Controls and Procedures, page 74

4.   Please revise your disclosure here to eliminate the conclusion that your disclosure controls and procedures "were designed and are functioning effectively" and to instead conclude on whether your disclosure controls and procedures are "effective" or "not effective."

Exhibits 31(a) and (b) - Certifications

5.   Please revise your certifications to strictly comply with our rules. This should include (a) removing the officer's title and the company name from the introductory first line; and (b) removing the word "annual" from before the word "report" in paragraphs 2-4.

Form 10-Q for the quarter ended January 31, 2007

General

6.   Please revise your Form 10-Q to comply with our comments on your Form 10-K, as applicable.

Controls and Procedures, page 34

7.   We note your disclosures regarding implementation of SAP software in the U.K. Expand this section to clarify whether there are additional changes that occurred during the quarter that materially affected, or are likely to materially affect, your internal control over financial reporting.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief